

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr., Building 14
Stafford, TX 77477

      **Re: Greenwich LifeSciences, Inc.**
            **Registration Statement on Form S-3**
            **Filed October 7, 2024**
            **File No. 333-282533**

Dear Snehal Patel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc:    Jeffrey J. Fessler, Esq.